

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 5, 2009

Mr. R. Pierce Onthank
Chief Executive Officer
The American Energy Group, Ltd.
1 Gorham Island, Suite 303
Westport, Connecticut 06880

> **Re:** **The American Energy Group, Ltd.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2008**
> **Filed September 30, 2008**
> **File No. 0-26402**

Dear Mr. Onthank:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief